SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                            CCB FINANCIAL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $5.00 PAR VALUE
                         (Title of Class of Securities)

                                    12487510
                                 (Cusip Number)


Check the following box if a fee is being paid with this statement [    ] .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                   Page 1 of 5

CUSIP NO.  12487510                  13G                      PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Central Carolina Bank and Trust Company
         56-1373093

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

         a. ____
         b. _x__

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         A banking organization organized under the laws of North Carolina. (The Reporting Person formerly was a national bank and was converted to a state-chartered bank during 1990.)

5.       SOLE VOTING POWER

         1,113,772

6.       SHARED VOTING POWER

         31,026

7.       SOLE DISPOSITIVE POWER

         626,474

8.       SHARED DISPOSITIVE POWER

         224,927

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,146,738

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

         yes

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.52%

12.      TYPE OF REPORTING PERSON *

         BK

                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13-G

Item 1(a).        NAME OF ISSUER.

                  CCB Financial Corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  111 Corcoran Street
                  Post Office Box 931
                  Durham, North Carolina  27702

Item 2(a).        NAME OF PERSON FILING.

                  Central Carolina Bank and Trust Company (formerly, Central Carolina Bank and Trust Company, N.A.)

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  111 Corcoran Street
                  Post Office Box 931
                  Durham, North Carolina  27702

Item 2(c).        CITIZENSHIP.

                  The reporting Person is a banking corporation organized under the laws of North Carolina. (The Reporting Person formerly was a national bank and was converted to a state-chartered bank during 1990.)

Item 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, $5.00 par value per share

Item 2(e).        CUSIP Number.

                  12487510

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), or 13d- 2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  ____         Broker or Dealer registered under
                                    Section 15 of the Act;

                  (b)  __X_         Bank as defined in Section 3(a)(6) of
                                    the Act;

                  (c)  ____         Insurance Company as defined in Section
                                    3(a)(19) of the Act;

                  (d)  ____         Investment Company registered under
                                    Section 8 of the Investment Act;

                  (e)  ____         Investment adviser registered under
                                    Section 203 of the Investment Advisers Act of 1940;

                  (f)  ____         Employee Benefit Plan, Pension Fund
                                    which is subject to the provisions of the Employee Retirement Income Security Act of
                                    1974, or Endowment Fund;

                  (g)  ____         Parent Holding Company, in accordance
                                    with Section 240.13d-1(b)(ii)(G);

                  (h)  ____         Group, in accordance with Section
                                    240.13d-1(b)(1)(ii)(H)

Item 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:  1,146,738 shares

                           In addition to the shares reflected above, the Reporting Person holds certain other shares in various fiduciary capacities as to which the Reporting Person disclaims beneficial ownership.

                  (b)      Percent of Class:  5.52%

                  (c) Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    1,113,772 shares

                           (ii)     shared power to vote or to direct the vote:
                                    31,026 shares

                           (iii) sole power to dispose of or to direct the disposition of: 626,474 shares

                           (iv) shared power to dispose of or to direct the disposition of: 224,927 shares

         The above numbers of shares held by the Reporting Persons are as of December 31, 1997.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  The shares reflected above as beneficially owned are held by the Reporting Person through its Trust Department in various fiduciary capacities, whether as trustee, executor or custodian, for the benefit of various other persons. However, the Reporting Person does not hold more than 5% of the Issuer's Common Stock on behalf of any one trust, estate or other beneficial owner.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     CENTRAL CAROLINA BANK AND TRUST COMPANY


                     By:  /s/ L.W.Edwards, Jr.
                          _____________________________________________
                          L. W. Edwards, Jr.
                          First Vice President and Regional Manager

Date:  February 12, 1998